EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the March 31, 2019 Consolidated Financial Statements of TransCanada Corporation
March 31, 2019

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended March 31, 2019 and are based on unaudited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

March 31, 2019
Earnings coverage on long-term debt and current liabilities	2.7 times

Earnings coverage on long-term debt and
current liabilities excluding non-cash impairment charges, gain on the sale of assets, and revenue from contract buyout during the twelve-month period ended March 31, 2019
2.9 times*

The Corporation’s interest obligations for the twelve-month period ended March 31, 2019 amounted to approximately $2.557 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $6.811 billion for the twelve-month period ended March 31, 2019, which is 2.7 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended March 31, 2019 amounted to approximately $2.557 billion. The Corporation’s earnings before interest expense and income taxes, excluding non-cash impairment charges, gain on the sale of assets, and revenue from contract buyout totalling $0.501 billion, amounted to approximately $7.312 billion for the twelve-month period ended March 31, 2019, which is 2.9 times the Corporation’s interest requirements for that period.